Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Suzano S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suzano S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of deferred tax assets

As described in Notes 3.2.21 and 12 to the consolidated financial statements, the Company's consolidated deferred tax assets balance recorded in non-current assets was BRL 3,986,415 thousand as of December 31, 2022, arising from tax loss carryforwards, negative tax base and temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset tax loss carryforwards, negative tax base and temporary differences, based on projections of future taxable results. Management's cash flow projections included significant judgments and assumptions relating to net average pulp and paper prices and the transfer price with the subsidiary based in Austria.

The principal considerations for our determination that performing procedures relating to the deferred tax assets is a critical audit matter are there was the significant judgment by management when estimating the recoverable amount of deferred tax assets and the timing when tax loss carryforwards, negative tax base and temporary differences will occur. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and significant assumptions, related to the net average pulp and paper prices and the transfer price with the subsidiary based in Austria. In addition, professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated cash flow model that supports the projections of future taxable results.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's projections, including controls over the valuation of the recoverable amount of deferred tax assets. These procedures also included, among others, testing management's process for estimating the recoverable amount; evaluating the appropriateness of the cash flow model that supports the projections of future taxable results; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the net average pulp and paper prices and the transfer price with the subsidiary based in Austria. Evaluating management's assumptions relating to net average pulp and paper prices involved evaluating whether the assumptions used by management were reasonable considering; (i) the current and past performance of the Company, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

Valuation of biological assets

As described in Notes 3.2.17 and 13 to the consolidated financial statements, the Company's consolidated biological assets balance was BRL 14,632,186 thousand as of December 31, 2022 and are measured at fair value, less estimated costs to sell. Fair value is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to gross average sale price of eucalyptus and the average annual growth (IMA) of biological assets.

The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of the biological assets due to the significant amount of judgment required by management when developing these estimates; (ii) significant audit effort was required in assessing the significant assumptions relating to average annual growth (IMA) and gross average sale price of eucalyptus and (iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated discount cash flow model and discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness of data and the model used to measure the fair value of the biological assets. Our procedures also included, among others, testing management's process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the average annual growth (IMA) and the gross average eucalyptus sale price. Evaluating management's assumptions relating to average annual growth (IMA) and gross average eucalyptus sale price involved evaluating whether the assumptions used by management were reasonable considering; (i) the consistency with external market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.

Goodwill impairment test -
Pulp Cash-Generating Unit

As described in Notes 3.2.20 and 16.1 to the consolidated financial statements, the goodwill associated with the Pulp Cash-Generating unit ("CGU") was BRL 7,897,051 thousand as of December 31, 2022, arising from Fibria acquisition in January, 2019. Potential impairment is identified by comparing the value in use of the CGU to its carrying amount, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management's cash flow projections for Pulp CGU included significant judgments and assumptions relating to net average pulp prices and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment test of Pulp CGU is a critical audit matter are there was the significant judgment by management when developing the value in use measurement for the CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and the significant assumptions net average pulp prices and discount rate. In addition, professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated discounted cash flow model and discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment test, including controls over the valuation of the Company's Pulp CGU. These procedures also included, among others, testing management's process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the net average pulp prices and the discount rate. Evaluating management's assumptions relating to net average pulp prices involved evaluating whether the assumptions used by management were reasonable considering; (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit, (iv) assess and evaluate the objectivity, competence and capacity of the experts engaged by management in developing the value in use measurement of the CGU. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.

Provision for judicial liabilities relating to tax

As described in Notes 3.2.24 and 20.1 to the consolidated financial statements, the Company's consolidated provision for judicial liabilities relating to tax was BRL 2,718,528 thousand (net of judicial deposits) as of December 31, 2022. The Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss will be incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters.

The principal considerations for our determination that performing procedures relating to provision for judicial liabilities relating to tax is a critical audit matter are there was significant judgement by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company's litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

February 28, 2023

We have served as the Company’s auditor since 2017.